LUND GOLD LTD.

2000 – 1055 W. Hastings Street, Vancouver,  B.C.  V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

March 13, 2007	BY EDGAR and MAIL

U.S. Securities and Exchange Commission

Document Control, Room 1004

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Attention:

Mark Wojciechowski

Dear Sir:

Re:

Form 20-F Annual Report – Verbal Comments

Thank you for your phone call on February 28, 2007 regarding Lund’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006.  We hereby acknowledge your comment on the financial statements for the year ended June 30, 2006, Note 15(a) DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Mineral Properties, where the third sentence states:

“When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.”

Your comment is that exploration costs are never capitalized under U.S. GAAP.  We acknowledge that is correct and plan to remove the words “exploration and” from that sentence for future filings.

I trust you will find the foregoing to be in order.  Please do not hesitate to call me if you have any questions or comments regarding this matter.

Yours Truly,

LUND GOLD LTD.

Signed “Naomi Corrigan”

per:

Naomi Corrigan

Chief Financial Officer

cc:

Davidson & Company, Attn: D. Harris

Miller Thomson, Attn: Rupert Legge

Standard & Poor’s Corporation (3 copies)